UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AEye, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

008183204

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008183204	13G	Page 2 of 8 Pages

1.	Name of Reporting Persons 3i, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 188,932 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 188,932 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,932 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.1% (1)
12.	Type of Reporting Person (see instructions) PN

(1) This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G (the “Amendment No. 1”), such shares and percentage are (i) based on 8,929,405 shares of common stock, par value $0.0001 per share, of the issuer (the “Common Stock”) outstanding, as disclosed in the issuer’s prospectus supplement, dated September 13, 2024, to the registration statement on Form S-3 (File No. 333-274546), filed by the issuer with the U.S. Securities and Exchange Commission on September 13, 2024 (the “Prospectus Supplement”), and (ii) includes 58,333 shares of Common Stock issuable upon full exercise of Common Stock purchase warrants directly held by the reporting person (the “Warrants”).

CUSIP No. 008183204	13G	Page 3 of 8 Pages

1.	Name of Reporting Persons 3i Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 188,932 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 188,932 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,932 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.1% (1)
12.	Type of Reporting Person (see instructions) OO

(1) This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are (i) based on 8,929,405 shares of Common Stock outstanding, as disclosed in the Prospectus Supplement, and (ii) includes 58,333 shares of Common Stock issuable upon full exercise of the Warrants indirectly held by the reporting person.

CUSIP No. 008183204	13G	Page 4 of 8 Pages

1.	Name of Reporting Persons Maier Joshua Tarlow
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 188,932 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 188,932 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,932 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.1% (1)
12.	Type of Reporting Person (see instructions) IN

(1) This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are (i) based on 8,929,405 shares of Common Stock outstanding, as disclosed in the Prospectus Supplement, and (ii) includes 58,333 shares of Common Stock issuable upon full exercise of the Warrants indirectly held by the reporting person.

CUSIP No. 008183204	13G	Page 5 of 8 Pages

This Amendment No. 1 to Statement on Schedule 13G (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13G filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on June 7, 2024 (the “Schedule 13G”). The purpose of this Amendment No. 1 is to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the reporting persons have ceased to be the beneficial owner of more than five percent of the shares of the outstanding common stock of the issuer and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the reporting persons.

Item 1.

(a) Name of Issuer: AEye, Inc (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: 4670 Willow Road, Suite 125, Pleasanton, California 94588.

Item 2.

(a) Name of Person Filing: This Amendment No. 1 is filed by:

(i)       3i, LP, a Delaware limited partnership (“3i”);

(ii)      3i Management LLC, a Delaware limited liability company (“3i Management”); and

(iii)     Maier Joshua Tarlow, a United States citizen (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Schedule 13G, pursuant to which they have agreed to file the Schedule 13G, Amendment No. 1 and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b) Address of Principal Business Office, or if None, Residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.

(c) Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

(d) Title of Class of Securities: Common stock, par value $0.0001 per share (the “Common Stock”).

(e) CUSIP Number: 008183204

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 008183204	13G	Page 6 of 8 Pages

Item 4. Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 8,929,405 shares of Common Stock outstanding, as disclosed in the prospectus supplement, dated September 13, 2024, to the registration statement on Form S-3 (File No. 333-274546), filed by the Issuer with the SEC on September 13, 2024, and (ii) 58,333 shares of Common Stock that may be issued upon full exercise of a Common Stock purchase warrant directly held by 3i (the “Warrant”).

3i holds the Warrant as well as 130,599 shares of Common Stock. Consequently, 3i beneficially holds 188,932 shares of Common Stock (the “Shares”). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1 filed with the Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below each of the Reporting Persons, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 008183204	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

3i, LP

By:	3i Management LLC,
its General Partner

By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 008183204	13G	Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated June 7, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on June 7, 2024).